                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                     (Amendment No. 3 -- Final Amendment)
                            -----------------------

                        SEAMAN FURNITURE COMPANY, INC.
                             (Name of  the Issuer)
                        SEAMAN FURNITURE COMPANY, INC.
                          M.D. SASS ASSOCIATES, INC.
                       T. ROWE PRICE RECOVERY FUND, L.P.
                        CARL MARKS MANAGEMENT CO., L.P.
                                ALAN ROSENBERG
                               STEVEN H. HALPER
                                PETER MCGEOUGH
                      (Names of Persons Filing Statement)
                            -----------------------
                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)
                                   812163301
                     (CUSIP Number of Class of Securities)

     Charles I. Weissman, Esq.                      John J. Hyland, Esq.
     Shereff, Friedman, Hoffman & Goodman, LLP      Jones, Day, Reavis & Pogue
     919 Third Avenue                               599 Lexington Avenue
     New York, NY  10022                            New York, NY  10022
     (212) 758-9500                                 (212) 326-3999

         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
                            ----------------------

    This statement is filed in connection with (check the appropriate box): a.[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[ ] The filing of a registration statement under the Securities Act of 1933. c.[ ] A tender offer.
d.[ ]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]


                           Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
        $31,499,056                             $9,546
--------------------------------------------------------------------------------

* For purposes of calculating fee only. The filing fee was determined based upon (a) 4,536,839 issued and outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Seaman Furniture Company, Inc. as of September 2, 1997, excluding 3,632,311 Shares which will be owned by SFC Merger Company for which no consideration will be paid upon consummation of the transaction; and (b) the merger consideration of $25.05 per Share (the "Merger Consideration"), plus $8,840,630 payable to holders of options to purchase Shares in exchange for the cancellation of such options. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-thirty-third of one percent of the value of the Shares (and options to purchase Shares) for which the Merger Consideration will be paid.

[ x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $7,832
Form or Registration No.:    Schedule 13E-3
Filing Party:                Seaman Furniture Company, Inc.  and affiliates
Date Filed:                  September 5, 1997
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                                  INTRODUCTION

     This Amendment No. 3 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 5, 1997 by Seaman Furniture Company, Inc., a Delaware corporation (the "Company") and SFC Merger Company ("Newco"), M.D. Sass Associates, Inc. ("M.D. Sass"), T. Rowe Price Recovery Fund, L.P. ("T. Rowe Price"), Carl Marks Management Co., L.P. ("Carl Marks, and, together with M.D. Sass and T. Rowe Price, "the Funds"), Alan Rosenberg, Steven H. Halper and Peter McGeough as affiliates of the Company, as amended and supplemented by Amendment No. 1 thereto filed on October 27, 1997 and Amendment No. 2 thereto filed on November 18, 1997 (as amended and restated, the "Transaction Statement"). The Transaction Statement was filed in connection with the proposed merger (the "Merger") of Newco with and into the Company pursuant to an Agreement and Plan of Merger, dated August 13, 1997, as amended on September 4, 1997 (the "Merger Agreement"), by and between the Company and Newco.

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3 (d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the Merger. Newco, which was a party to the Transaction Statement, is not a party hereto because it no longer exists as a result of the Merger, which was consummated on December 23, 1997. The Company was the surviving corporation in the Merger (the "Surviving Corporation"). Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

ITEM  1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          As a result of the consummation of the Merger on December 23, 1997, each of the 807,186 shares of common stock, par value of $.01 per share, of Newco (the "Newco Common Stock") issued and outstanding immediately prior to the effective time of the Merger, was converted into and exchanged for one newly and validly issued, fully paid and nonassessable share, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each share of the common stock, par value $.01 per share, of the Company ("Company Common Stock") owned by Newco immediately prior to the effective time of the Merger (which had been contributed to Newco by the Funds in exchange for Newco Common Stock, and had constituted all of the Funds' Company Common Stock), as well as each share of capital stock of the Company that was held in the treasury of the Company immediately prior to the effective time of the Merger, was canceled and extinguished without any conversion right thereof and without any consideration payable therefor. Each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Newco or held in the treasury of the Company) was converted into and represents the right to receive an amount in cash equal to $25.05, payable to the holder thereof, without any interest thereon. As of the date hereof, there are 807,186 shares of Surviving Corporation Common Stock issued and outstanding, and there are three holders of record of such stock (i.e., the Funds).

ITEM  10.      INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the consummation of the Merger on December 23, 1997, the Funds have acquired the entire equity interest in the Surviving Corporation. On the date hereof, there are 807,186 issued and outstanding shares of Surviving Corporation Common Stock, of which 383,639 are owned by M.D. Sass, 215,090 are owned by T. Rowe Price and 208,457 are owned by Carl Marks.

ITEM  16.      ADDITIONAL INFORMATION.

          The Merger Agreement was approved by the stockholders of the Company at the special meeting of the stockholders of the Company held on December 23, 1997 (the "Special Meeting"), and the transactions contemplated by the Merger Agreement were completed on that date. Of the 4,536,839 shares of Company Common Stock on the November 17, 1997 record date, 4,117,329 of such shares (approximately 90.75%) were represented in person or by proxy at the Special Meeting, and 4,106,862 of such shares (approximately 90.52%) voted in favor of the proposal to approve the Merger Agreement. The number of shares voted in favor of the Merger Agreement was sufficient to approve the Merger. On December 23, 1997, a Certificate of Merger was duly filed with the Secretary of State of the State of Delaware. The Merger became effective on that date.

ITEM  17. MATERIAL TO BE FILED AS EXHIBITS.

(d)(5)    - Press Release issued by the Company on December 23, 1997.

(d)(6)    - Letter to former stockholders of the Company dated December 23,
               1997.

(d)(7)    - Letter of Transmittal.


                                      -2-
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                                   SIGNATURE

          After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

                                       SEAMAN FURNITURE COMPANY, INC.


                                       By:  /s/ Alan Rosenberg
                                           ------------------------------
                                           Name:  Alan Rosenberg
                                           Title: President and Chief
                                                   Executive Officer


                                       SFC MERGER COMPANY


                                       By:   /s/ Alan Rosenberg
                                           ------------------------------
                                           Name:   Alan Rosenberg
                                           Title:  President


                                       M.D. SASS ASSOCIATES, INC.


                                       By:   /s/ Fred M. Stone
                                           ------------------------------
                                           Name:   Fred M. Stone
                                           Title:  Senior Vice President and
                                                   General Counsel


                                       T. ROWE PRICE RECOVERY FUND, L.P.


                                       By:   /s/ Kim Z. Golden
                                           ------------------------------
                                           Name:   Kim Z. Golden
                                           Title:  Executive Vice President


                                       CARL MARKS MANAGEMENT CO., L.P.


                                       By:   /s/ Robert C. Ruocco
                                           ------------------------------
                                           Name:   Robert C. Ruocco
                                           Title:  General Partner


                                       /s/ Alan Rosenberg
                                       --------------------
                                       Alan Rosenberg


                                       /s/ Steven Halper
                                       -------------------
                                       Steven H. Halper


                                       /s/ Peter McGeough
                                       --------------------
                                       Peter McGeough


Dated: December 23, 1997
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                                 EXHIBIT INDEX
                                 -------------


(d)(5) --  Press Release issued by the Company on December 23, 1997.

(d)(6) --  Letter to former stockholders of the Company dated December 23, 1997.

(d)(7) --  Letter of Transmittal.